Exhibit 99.1

Kenon’s Subsidiary OPC Announces Private Placement by OPC Relating to Potential CPV Transaction

Singapore, September 24, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on September 16, 2020 that a non-binding term sheet was executed between OPC and Global Infrastructure Management LLC for the acquisition of Competitive Power Ventures group (“CPV”) by OPC. CPV is engaged in the development, construction and management of renewable energy and conventional energy (natural gas-fired) power plants in the United States.

On September 24, 2020, OPC announced that it has entered into agreements with two institutional investors for a conditional private offering of OPC’s ordinary shares, subject to conditions described below.

Subject to conditions, the institutional investors have agreed to purchase OPC ordinary shares for an aggregate purchase price of NIS 350 million (approximately $102 million). The share price will be determined based on the average closing price of OPC’s shares on the five trading days preceding the date of signing the agreement for the acquisition of CPV, if such an agreement is signed, net of a discount of between 3% and 10%, depending on the share price1.

This share purchase is subject to (i) an agreement for the acquisition of CPV by OPC being signed by December 31, 2020, subject to a maximum purchase price and (ii) approval from the Tel Aviv Stock Exchange (TASE) to list the offered shares. If an agreement to acquire CPV is not signed by December 31, 2020 or, if an agreement is signed by such date but the acquisition is not completed by August 31, 2021, this private placement will be cancelled.

This private placement will be completed upon the earlier of (i) the completion of a public issuance of shares by OPC prior to the closing of an acquisition of CPV,  and (ii) notice by OPC to the investors that the conditions for completion of the acquisition of CPV is expected within 7 days.

Investors in the private placement are protected against dilution in the event of a new offering of OPC shares at a lower price than the agreed private placement share price any time prior to completion of an acquisition of CPV, as follows. If there is any offering of shares by OPC during this period, private placement investors are entitled to additional shares for no additional consideration in an amount that will be calculated based on the share price in the new offering, based on 97% of the share price in any public offering.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

1      A 10% discount would be granted should the average closing price of OPC’s shares on the five trading days preceding the date of signing the agreement for the acquisition of CPV be higher than NIS 33.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the potential acquisition of CPV by OPC and the potential private placement of OPC shares, including the agreed aggregate purchase price, share price determination mechanism, timing and conditions of completion, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the acquisition is not carried out as contemplated, within the timeframe set out under the private placement agreements or at all, the risk that the private placement is not carried out as contemplated or at all and other risks and factors including the impact of the COVID-19 outbreak and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.